As filed with the Securities and Exchange Commission on August 22, 2016

Securities and Exchange Commission

Washington, D.C. 20549

_______________________

SCHEDULE TO

_______________________

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

_______________________

The Zweig Total Return Fund, Inc.

(Name of Subject Company [Issuer])

_______________________

The Zweig Total Return Fund, Inc.

(Name of Filing Persons)

_______________________

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

989837208

(CUSIP Number of Class of Securities)

101 Munson Street
Greenfield, MA 01301-9683

(Address of Principal Executive Office)

Telephone Number, Including Area Code: (800) 272-2700

William Renahan, Esq.

Vice President, Chief Legal Officer &

Secretary for the Registrant
100 Pearl Street
Hartford, CT 06103-4506

(Name and Address of Agent for Service)

_______________________

Copy to:

Christopher P. Harvey, Esq. Dechert LLP One International Place 40th Floor 100 Oliver Street Boston, MA 02110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee

Transaction Valuation*	Amount Of Filing Fee
Not Applicable	Not Applicable

_______________________

*	No filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

FOR IMMEDIATE RELEASE

For Further Information:

Zweig Funds Shareholder Services

(800) 272-2700

zweig@virtus.com

ZWEIG FUND AND ZWEIG TOTAL RETURN FUND ANNOUNCE

CONDITIONS MET FOR SECOND TENDER OFFERS

NEW YORK, Aug. 22, 2016 – The Zweig Fund, Inc. (NYSE: ZF) and The Zweig Total Return Fund, Inc. (NYSE: ZTR) announced today that each fund will commence a tender offer to purchase up to 5 percent of its outstanding shares under the terms of tender offer programs announced by the funds on April 5, 2016.

Each fund will purchase up to 5 percent of its outstanding shares at a price equal to 98 percent of each fund’s net asset value (NAV) per share as of the close of regular trading on the New York Stock Exchange on the date the tender offers expire. If more than 5 percent of a fund’s outstanding shares are tendered, the fund will purchase shares from tendering stockholders on a pro-rata basis.

These tender offers follow tender offers that were completed in May for 15 percent of each fund’s then outstanding shares. The funds had previously announced they would commence the current tender offers within six months after the completion of the initial tender if the fund’s average trading discount, calculated as the percentage difference between NAV and the volume-weighted average price on each trading day, was more than 8 percent for a specified 12-week period. That condition was met for each fund as of August 19, 2016.

The tender offers are being made on the terms and subject to the conditions set forth in the Issuer Tender Offer Statements and related Letters of Transmittal that will be filed with the Securities and Exchange Commission. The tender offers are expected to commence on November 25, 2016 and terminate at 11:59 p.m. (Eastern) on December 23, 2016, unless extended. The pricing dates will also be December 23, 2016, unless the tender offers are extended.

     Zweig Advisers LLC | 100 Pearl Street | Hartford, CT 06103

Zweig Fund, Zweig Total Return Fund - 2

Each fund may commence an additional tender offer, for another 5 percent of each fund’s then outstanding shares, approximately six months after the conclusion of this current tender offer if the fund’s average trading discount (described above) is more than 8 percent for a different specified 12-week period.

Further information about the tender offers will be announced by future press releases. Additional terms and conditions of the tender offers will be set forth in each fund’s offering materials. This announcement is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of the funds. The funds have not yet commenced the tender offer described in this release. Any tender offer will be made only by an offer to purchase, a related letter of transmittal, and other documents that will be filed with the Securities and Exchange Commission (SEC) as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC’s website at www.sec.gov. Shareholders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits when those documents are filed and become available as they will contain important information about the tender offer. The funds will also make available, without charge, the offer to purchase and the letter of transmittal.

About the Funds

The Zweig Fund, Inc. (NYSE: ZF) and The Zweig Total Return Fund, Inc. (NYSE: ZTR) are closed-end funds advised by Zweig Advisers LLC. For more information on the funds, please contact Shareholder Services at (800) 272-2700, by email at zweig@virtus.com, or visit us on the web at virtus.com.

Fund Risks

An investment in a fund is subject to risk, including the risk of possible loss of principal. A fund’s shares may be worth less upon their sale than what an investor paid for them. Shares of closed-end funds may trade at a discount to their net asset value.

     Zweig Advisers LLC | 100 Pearl Street | Hartford, CT 06103

Zweig Fund, Zweig Total Return Fund - 3

Forward-Looking Information

This press release contains statements that are, or may be considered to be, forward-looking statements. All statements that are not historical facts, including statements about beliefs or expectations, are “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements may be identified by such forward-looking terminology as “expect,” “estimate,” “plan,” “intend,” “believe,” “anticipate,” “may,” “will,” “should,” “could,” “continue,” “project,” or similar statements or variations of such terms. Forward-looking statements are based on a series of expectations, assumptions, and projections; are not guarantees of future results or performance; and may involve risks and uncertainty. All forward-looking statements are as of the date of this release only; the funds undertake no obligation to update or review any forward-looking statements. The funds can give no assurance that such expectations or forward-looking statements will prove to be correct. Actual results may differ materially. You are urged to carefully consider all such factors.

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     Zweig Advisers LLC | 100 Pearl Street | Hartford, CT 06103